Filed by Castlight Health, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company:    Jiff, Inc.
Commission File No:  001-36330

On January 17, 2017, the following communications were made to prospective customers by Castlight Health, Inc.:

FORM OF EMAIL #1:

Subject A: Castlight Health + Jiff + {Company Name}

Subject B: Castlight Health and Jiff join forces

Hello {First Name},

Hope you had a great holiday season!

The team at Castlight has some news to share with you – we’re joining forces with Jiff to form a single company (click for press release). By combining Castlight’s Health Benefits Hub with Jiff’s user-friendly Wellbeing Hub, we believe we’ll have the most comprehensive benefits platform in the industry.

Our vision is to improve every aspect of an employee’s health and wellness journey while making it easier for employers to engage employees, deploy a wide range of benefits technologies and measure impact.

I’d love to tell you more – do you have time to connect in the next week or two?

Thanks,

{ISR Name}

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Note: Because this transaction involves the issuance of Castlight securities, we must provide the following additional information:

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Castlight Health, Inc. (“Castlight”) and Jiff, Inc. (“Jiff”), Castlight intends to file a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC").  This registration statement will contain a joint proxy statement/prospectus/information statement and relevant materials concerning the proposed transaction.  Additionally, Castlight intends to file with the SEC other relevant materials in connection with the proposed transaction. After the registration statement is declared effective by the SEC, Castlight and Jiff will deliver a definitive joint proxy statement/prospectus/information statement to their respective stockholders. STOCKHOLDERS OF CASTLIGHT AND JIFF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Castlight at www.castlighthealth.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Castlight and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Castlight’s stockholders with respect of the matters relating to the proposed transaction. Jiff and its officers and directors may also be deemed a participant in such solicitation. Information regarding any interest that Castlight, Jiff or any of the executive officers or directors of Castlight or Jiff may have in the proposed transaction with Jiff will be set forth in the joint proxy statement/prospectus/information statement that Castlight intends to file with the SEC in connection with its stockholder vote on matters relating to the proposed transaction. Information about the directors and executive officers of Castlight, including their respective interest in security holding of Castlight, is set forth in the proxy statement for Castlight’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2016. Stockholders may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus/information statement regarding the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

FORM OF EMAIL #2:

Subject A: Meeting: {First Name} + Castlight Health

Subject B: Big update from Castlight Health

Hi {First Name},

Hope you’re off and running in the new year!

Although we’re only a few days into 2017, Castlight Health already has news to share (see here).

I realize you’re likely getting underway with Plan Design for 2018 – that’s exactly why I’m reaching out to you. I’d love to hear and understand what {Insert Company Name’s} focus areas are and discuss how we can help make an impact for you and your employees.

What’s the best way to schedule 30 minutes with you?

Thanks,

{ISR Name}

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Note: Because this transaction involves the issuance of Castlight securities, we must provide the following additional information:

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Castlight Health, Inc. (“Castlight”) and Jiff, Inc. (“Jiff”), Castlight intends to file a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC").  This registration statement will contain a joint proxy statement/prospectus/information statement and relevant materials concerning the proposed transaction.  Additionally, Castlight intends to file with the SEC other relevant materials in connection with the proposed transaction. After the registration statement is declared effective by the SEC, Castlight and Jiff will deliver a definitive joint proxy statement/prospectus/information statement to their respective stockholders. STOCKHOLDERS OF CASTLIGHT AND JIFF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION

ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Castlight at www.castlighthealth.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Castlight and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Castlight’s stockholders with respect of the matters relating to the proposed transaction. Jiff and its officers and directors may also be deemed a participant in such solicitation. Information regarding any interest that Castlight, Jiff or any of the executive officers or directors of Castlight or Jiff may have in the proposed transaction with Jiff will be set forth in the joint proxy statement/prospectus/information statement that Castlight intends to file with the SEC in connection with its stockholder vote on matters relating to the proposed transaction. Information about the directors and executive officers of Castlight, including their respective interest in security holding of Castlight, is set forth in the proxy statement for Castlight’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2016. Stockholders may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus/information statement regarding the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.